

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2009

John J. Ehren
Senior Vice President and Chief Financial Officer
Key Technology, Inc.
150 Avery Street
Walla Walla, Washington 99362

      Re: Key Technology, Inc.
             Form 10-K for the fiscal year ended September 30, 2008
             Filed December 12, 2008
             File No. 000-21820

Dear Mr. Ehren:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Martin James
                Senior Assistant Chief Accountant